Exhibit (12)(b)

M&T Bank Corporation

Computations of Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	For the Six Months
	Ended June 30			Year Ended December 31
	2018		2017	2017	2016	2015	2014	2013
				(Dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)		$114,265	91,962	190,883	234,642	254,443	217,348	200,413
Interest factor within rent expense (a)		18,563	19,428	40,917	40,727	36,385	36,815	36,490
Preferred stock dividends		49,193	60,138	119,924	133,998	133,998	124,902	89,087

Total fixed charges		$182,021	171,528	351,724	409,367	424,826	379,065	325,990

Earnings:
Income before income taxes (b)		$1,112,493	1,114,634	2,323,862	2,058,398	1,674,692	1,642,245	1,765,568
Fixed charges - including preferred stock dividends		182,021	171,528	351,724	409,367	424,826	379,065	325,990

Total earnings (b)		$1,294,514	1,286,162	2,675,586	2,467,765	2,099,518	2,021,310	2,091,558

Ratio of earnings to fixed charges, excluding interest on deposits	x	7.11	7.50	7.61	6.03	4.94	5.33	6.42

Including interest on deposits
Fixed charges:
Interest expense		$226,751	183,986	386,751	425,984	328,257	280,431	284,105
Interest factor within rent expense (a)		18,563	19,428	40,917	40,727	36,385	36,815	36,490
Preferred stock dividends		49,193	60,138	119,924	133,998	133,998	124,902	89,087

Total fixed charges		$294,507	263,552	547,592	600,709	498,640	442,148	409,682

Earnings:
Income before income taxes (b)		$1,112,493	1,114,634	2,323,862	2,058,398	1,674,692	1,642,245	1,765,568
Fixed charges - including preferred stock dividends		294,507	263,552	547,592	600,709	498,640	442,148	409,682

Total earnings (b)		$1,407,000	1,378,186	2,871,454	2,659,107	2,173,332	2,084,393	2,175,250

Ratio of earnings to fixed charges, including interest on deposits	x	4.78	5.23	5.24	4.43	4.36	4.71	5.31

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.

(b) Figures prior to 2015 have been restated as a result of an accounting policy election to account for investments in qualified affordable housing projects using the proportionate amortization method.